Filed by Blue Owl Capital Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation II

Commission File No. 814-01219

Attached hereto as Exhibit 1 is an Investor Letter

Attached hereto as Exhibit 2 is an Investor Letter

Exhibit 1

Blue Owl Capital Corporation II Investor Letter

November 5, 2025

Dear Investor,

We are excited to announce today that Blue Owl Capital Corporation (“OBDC”) (NYSE: OBDC) and Blue Owl Capital Corporation II (“OBDC II”) have entered into a definitive merger agreement, with OBDC as the surviving company; subject to certain shareholder approvals and other customary closing conditions. Following the recommendation of each of their special committees, the boards of directors of OBDC and OBDC II have unanimously approved the transaction. The merger is expected to close in the first quarter of 2026.

No immediate action is required at this time. In the next few months, all OBDC II shareholders will receive instructions explaining how they can vote on proposals relating to the proposed merger. In connection with the proposed merger, OBDC II plans to file a Proxy Statement and OBDC plans to file a registration statement with the Securities and Exchange Commission (“SEC”) on Form N-14. We encourage investors to review these materials along with any subsequent SEC filings related to this merger announcement.

Summary of the Merger Agreement

•	There will be no changes to either the management team or the investment strategy following the completion of the proposed merger.

•

Under the terms of the proposed merger, shareholders of OBDC II will receive newly issued shares of OBDC for each share of OBDC II based on the exchange ratio determined prior to closing. The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDC II as determined before merger close and (ii) the market price of shares of OBDC no earlier than 48 hours prior to closing (excluding Sundays and holidays).

•

OBDC II investors will only receive whole shares of OBDC. Any fractional shares calculated as a result of the exchange ratio will be automatically redeemed and paid out in cash to the instructions on file at the time of the merger. If you would like to change your payment instructions, please complete and return the included OBDC II Account Maintenance Form. As a reminder, payments for accounts held with a custodian must continue to be paid to that custodian.

•	Prior to the anticipated closing of the proposed merger, OBDC and OBDC II each intend to declare and pay ordinary course dividends.

To the extent that you seek to reregister or transfer your shares of OBDC II common stock, OBDC II will generally not be able to complete such re-registrations or transfers if submitted within 6 weeks of the date that is set for the shareholder meeting to vote on the proposed merger.

Until the consummation of this proposed merger, OBDC II does not anticipate conducting additional tender offers.

In addition, dividends payable by OBDC II subsequent to December 6, 2025 will be paid only in cash, notwithstanding any election you made pursuant to OBDC II’s amended and restated dividend reinvestment plan (the “OBDC II DRIP”). If the merger is consummated, OBDC II shareholders will be automatically enrolled in OBDC’s amended and restated dividend reinvestment plan (the “OBDC DRIP”). The OBDC DRIP is an “opt-out” plan, meaning OBDC will reinvest all cash distributions declared by OBDC’s board of directors on behalf of OBDC shareholders who do not elect to receive their distribution in cash. As a result, if OBDC’s board of directors authorizes and OBDC declares a cash dividend or other distribution, then OBDC shareholders who have not opted out of the OBDC DRIP will have their cash distributions automatically reinvested in additional shares of OBDC’s common stock, par value $0.01 per share, rather than receiving the cash dividend or other distribution. If the merger is not consummated dividends will be payable according to your election made under the OBDC II DRIP.

Thank you very much for your support.

Sincerely,

Jonathan Lamm

Chief Financial Officer

Any questions?

Email: ServiceDesk@blueowl.com

Copyright © Blue Owl Capital Inc. 2025. All rights reserved

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with outer countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plan to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and Registration Statement will each contain important information about OBDC, OBDC II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at blueowlproducts.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 2

Blue Owl Capital Corporation II Investor Letter

November 5, 2025

Dear Investor,

We are excited to announce today that Blue Owl Capital Corporation (“OBDC”) (NYSE: OBDC) and Blue Owl Capital Corporation II (“OBDC II”) have entered into a definitive merger agreement, with OBDC as the surviving company; subject to certain shareholder approvals and other customary closing conditions. Following the recommendation of each of their special committees, the boards of directors of OBDC and OBDC II have unanimously approved the transaction. The merger is expected to close in the first quarter of 2026.

No immediate action is required at this time. In the next few months, all OBDC II shareholders will receive instructions explaining how they can vote on proposals relating to the proposed merger. In connection with the proposed merger, OBDC II plans to file a Proxy Statement and OBDC plans to file a registration statement with the Securities and Exchange Commission (“SEC”) on Form N-14. We encourage investors to review these materials along with any subsequent SEC filings related to this merger announcement.

Summary of the Merger Agreement

•	There will be no changes to either the management team or the investment strategy following the completion of the proposed merger.

•

Under the terms of the proposed merger, shareholders of OBDC II will receive newly issued shares of OBDC for each share of OBDC II based on the exchange ratio determined prior to closing. The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDC II as determined before merger close and (ii) the market price of shares of OBDC no earlier than 48 hours prior to closing (excluding Sundays and holidays).

•

OBDC II investors will only receive whole shares of OBDC. Any fractional shares calculated as a result of the exchange ratio will be automatically redeemed and paid out in cash to the instructions on file at the time of the merger. If you would like to change your payment instructions, please complete and return the included OBDC II Account Maintenance Form. As a reminder, payments for accounts held with a custodian must continue to be paid to that custodian.

•	Prior to the anticipated closing of the proposed merger, OBDC and OBDC II each intend to declare and pay ordinary course dividends.

To the extent that you seek to reregister or transfer your shares of OBDC II common stock, OBDC II will generally not be able to complete such re-registrations or transfers if submitted within 6 weeks of the date that is set for the shareholder meeting to vote on the proposed merger.

Until the consummation of this proposed merger, OBDC II does not anticipate conducting additional tender offers. In addition, dividends payable by OBDC II subsequent to December 6, 2025 will be paid only in cash, notwithstanding any election you made pursuant to OBDC II’s amended and restated dividend reinvestment plan (the “OBDC II DRIP”). If the merger is consummated, OBDC II shareholders will be automatically enrolled in OBDC’s amended and restated dividend reinvestment plan (the “OBDC DRIP”). The OBDC DRIP is an “opt-out” plan, meaning OBDC will reinvest all cash distributions declared by OBDC’s board of directors on behalf of OBDC shareholders who do not elect to receive their distribution in cash. As a result, if OBDC’s board of directors authorizes and OBDC declares a cash dividend or other distribution, then OBDC shareholders who have not opted out of the OBDC DRIP will have their cash distributions automatically reinvested in additional shares of OBDC’s common stock, par value $0.01 per share, rather than receiving the cash dividend or other distribution. If the merger is not consummated dividends will be payable according to your election made under the OBDC II DRIP.

Lastly, OBDC communicates with investors through the Blue Owl Investor Portal (www.blueowl.com/investorportal) and it will be required for all shareholders to have a valid e-mail address on file. Please complete the included OBDC II Account Maintenance Form by consenting to Electronic Delivery and providing a valid email address.

Thank you very much for your support.

Sincerely,

Jonathan Lamm

Chief Financial Officer

Any questions?

Email: ServiceDesk@blueowl.com

Copyright © Blue Owl Capital Inc. 2025. All rights reserved

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with outer countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plan to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and Registration Statement will each contain important information about OBDC, OBDC II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at blueowlproducts.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.